

May 3, 2013

Via E-mail
Leslie Lunak
Chief Financial Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lake, FL 33016

  Re: **BankUnited, Inc.**
    Form 10-K for Fiscal Period Ended
    December 31, 2012
    Filed February 25, 2013
    Definitive Proxy on Schedule 14A
    Filed April 25, 2013
    File No. 001-35039

Dear Ms. Lunak:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2012

Item 1A. Risk Factors, page 18

1. We note your disclosure that the Company intends to continue to emphasize commercial real estate lending as its business focus going forward. Please tell us and revise future filings to disclose the specific risks involved with this shift in business focus, including the increased exposure to interest rate risk.

Financial Statements and Supplementary Data

Note 5. Loans and Allowance for Loan and Lease Losses, page F-39

2. We note your disclosure on page F-42 and elsewhere that you recorded the proceeds from the sale of loans from an ACI loan pool with an unpaid balance of approximately $73.1 million and a carrying value of zero as interest income. Please provide us an expanded discussion of this transaction, including how you determined that the proceeds should be classified as interest income.

Definitive Proxy Statement on Schedule 14A
Certain Related Party Transactions, page 53

3. Please provide the information required by Instruction 4(c) to Item 404(a) of Regulation S-K in future filings.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Paul Cline at (202)551-3851 or me at (202)551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Samples at (202)551-3199 or Michael Clampitt at (202)551-3434 with any other questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant